NEWS RELEASE

EMX Intersects 17.8 meters Averaging 4.01 g/t Gold at its Wholly Owned Yarrol Project in Australia

Vancouver, British Columbia, February 16, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on the advancement of its 100% owned Yarrol Project in Queensland, Australia. The Yarrol Project contains zones of gold and copper mineralization in addition to areas with cobalt-enriched manganese oxide mineralization and heavy mineral sands deposits (see Figures 1 and 2). A recently executed reconnaissance drill program targeted all three styles of mineralization. Analytical results from a drill hole in the core of the historically defined zone of gold mineralization are highlighted by an intercept of 17.8 meters averaging 4.01 g/t gold from 61 meters in drill hole DD22-YA1871 (see Figure 3). A second hole (DD22-YA188) intersected multiple intervals of gold mineralization including 12 meters at 0.91 g/t gold from 92 meters (see Figure 4)1. These holes were intended to confirm the nature of the gold mineralization that have been historically mined and explored at Yarrol. It is notable that the selected sample intervals from both drill holes began and ended in gold mineralization2, and additional intervals will be sampled and analyzed from both holes.

Drill holes DD22-YA187 and DD22-YA188 were drilled as part of a 15 hole program, with two deeper core holes in the zones of gold mineralization and 13 shallow diamond and air core holes targeting the manganese-cobalt mineralization and mineral sands. EMX expects to receive additional analytical results for the manganese-cobalt mineralization and mineral sands deposits in the coming weeks. Results from those drill holes will be discussed in a separate disclosure.

The Yarrol Project is currently available for partnership, in accordance with the royalty generation aspect of EMX's business model.

Yarrol Project. The 55,900 Ha Yarrol Project is located between EMX's Queensland Gold project and Evolution Mining's Mt Rawdon gold mine, and is positioned along the regional scale Yarrol Fault zone. Several other historical mines and active exploration projects also lie along the Yarrol Fault structural trend.

Yarrol was the site of historical gold mining activities in the 1800's through the 1930's, with historical gold production averaging ~10 g/t.3 Further exploration and assessments conducted in the 1980's and 1990's led to the definition of two historical gold resources (see notes regarding the historical mineral resources below). Gold mineralization at Yarrol is present as quartz sulfide veins and zones of silicification developed in and around Permian-aged dioritic intrusions as confirmed in holes DD22-YA187 and DD22-YA188.

In late 2021, while conducting exploration programs to expand the known zones of gold mineralization, EMX geologists encountered zones of cobalt-enriched manganese oxide mineralization on the northern side of the Project area. This led to an expansion of the land position, as well as new exploration programs targeting the manganese and cobalt mineralization. Surface sampling programs demonstrated that the zones of manganese oxide mineralization encountered in the field consistently averaged over 1% cobalt, accompanied by enrichments in both nickel and copper (see EMX news release dated January 4, 2022).

1 True widths remain unknown, but are estimated to be in the 50-75% range of the reported drilled interval. The interval was calculated assuming a cutoff of 0.5 g/t gold.

2 Mineralization being defined as samples containing > 0.1 g/t gold.

3 Independent Geological Report for MGT Mining Ltd, 2010. https://www.nsx.com.au/ftp/news/021723444.PDF. EMX has not performed sufficient work to verify historical sample results and production figures, however, from EMX's field reviews of the Yarrol property, these data are considered to be reliable and relevant.

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Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and surface samples were collected in accordance with accepted industry standards and best practices. The samples were submitted to ALS Laboratories in Brisbane for sample preparation and analysis.  Gold was analyzed by Au_AA24 fire assay and AAS (50 g nominal sample weight) method, and multi-element analyses were performed by an ME-MS61 method combining a four-acid digestion with ICP-MS finish.  As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

Comments on Historical Mineral Resources at Yarrol and Nearby Mines and Deposits.  The historical mineral resources at Yarrol were reported in 2010 by MGT Mining Ltd, which was a publicly traded Australian company (ASX:MGT) at the time of publication. EMX has not done sufficient work to verify the historical resources.

The nearby mines and deposits in the region provide geologic context for EMX's Project, but this is not necessarily indicative that the Project hosts similar mineralization.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2022 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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Figure 1. Location map for Yarrol Project

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Figure 2. Geological Maps and Drill Hole Locations

N
Yarrol North
Central Ridge
Cross section
DD22-YA187
1,000 m
10,000 m
Legend
EMX drillhole
Historic drillhole
Au mineralization footprint
Mn-Co mineralization footprint
Yarrol project
T volcanics
T basalts
K intrusives
J sediments
T volcanics +/- sediments
P-T intrusives
P volcanics
C-P sediments and volcanics
C sediments
D-C sediments
D-C sediments and volcanics
Fault
Cross section

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Figure 3. Cross Section Through DD22-YA187

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Figure 4. Cross Section Through DD22-YA188

W
E
DD22YA188
300
280
260
240
220
Unsampled
Unsampled
Unsampled
Unsampled
0.4m @ 5.38g/t Au
2m @ 2.82g/t Au
2m @ 0.64g/t Au
12m @ 0.91g/t Au
20
10
0
20 m
Legend
Au (g/t)
0.01 - 0.20
0.21 - 0.50
0.51 - 1.00
1.01 - 2.00
2.01 - 5.00
5.01 - 5.38
Weathered rocks
Diorite
Granite
Fault rocks
Fault

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
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